United States securities and exchange commission logo





                             September 3, 2021

       Jennifer Y. Hyman
       Chief Executive Officer
       Rent the Runway, Inc.
       10 Jay Street
       Brooklyn, New York 11201

                                                        Re: Rent the Runway,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
25, 2021
                                                            CIK No. 0001468327

       Dear Ms. Hyman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 13, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Subscribers and Customers, page 82

   1. We note your responses to our prior comments 4, 5, and 6 that management tracks pauses, cancellations, and
resubscriptions by your subscribers. Please disclose in your filing the trends discussed in the
first paragraph of your response to our prior comment 5 and the rate of cancellations
and resubscriptions by subscribers. In this regard, we note your response that the
company is focused on long-term retention rates, and you state that resubscriptions
result in high levels of retention measured over long periods.
                                                        Alternatively, tell us
why you believe the company   s historical patterns and the ability of
 Jennifer Y. Hyman
Rent the Runway, Inc.
September 3, 2021
Page 2
         customers to pause subscriptions and subsequently resume their membership, or to cancel their subscription and return to the platform, are misleading, as you noted in your response to comments. Please be specific in your explanation why this particular information is misleading, and why contextual disclosure would not help ameliorate such potentially misleading information.
Business, page 106

2. We reissue our prior comment 14. While we note your response that 2020 results were uniquely different from prior periods, these results may prove material to investors for current and future periods, as the COVID-19 pandemic is still ongoing. Our Unique Brand Partner Approach, page 116

3. We reissue our prior comment 16 in part. Please include a general summary of your revenue sharing arrangements under your Share by RTR and Exclusive Designs sourcing strategies. For example, your response letter states that the consideration owed to the brand partners varies based on the usage of the underlying sourced item, but you have not provided investors context for how much the consideration may vary, how it is calculated, and if the consideration payable at each usage rate varies by sourcing partner.
Rent the Runway, Inc. Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

4. Your statement of operations for all periods presented indicates that the weighted average shares used to compute basic and diluted net loss attributable to common shareholders exceeds the number of common shares outstanding at the beginning and end of each period as reflected in your statements of changes in redeemable preferred stock and stockholders' deficit. This appears to be due to the fact that you have included shares of common stock associated with equity-classified common stock warrants with an exercise price of $.01 as outstanding for purposes of computing basic and diluted net loss per share attributable to common shareholders because the shares may be issued for little or no consideration, are fully vested and are exercisable after the original issuance date as disclosed on pages F-15 and F-16. Please explain why you believe it is appropriate to
FirstName LastNameJennifer Y. Hyman
       reflect these warrants as "nominal issuances" for purposes of your loss per share
Comapany    NameRentwhen
       computations     the Runway,
                            it appearsInc.
                                       they were valued at fair value in
connection with your
       financing
September         transactions
            3, 2021  Page 2 with Temasek Holdings.
FirstName LastName
 Jennifer Y. Hyman
FirstName  LastNameJennifer   Y. Hyman
Rent the Runway,  Inc.
Comapany 3,
September   NameRent
              2021     the Runway, Inc.
September
Page 3     3, 2021 Page 3
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Marc D. Jaffe, Esq.